EXHIBIT 7

Identity of Executive Officers and Directors of Westar Energy, Inc.

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Westar Energy, Inc. (“Westar Energy”) is set forth below. Each of the directors and officers is a citizen of the United States. The business address of each director and officer is Western Energy, Inc., 818 South Kansas Avenue, Topeka, Kansas 66612. Unless otherwise indicated, each occupation set forth opposite an executive officer’s name refers to employment with Westar Energy.

Name Executive Officers	Title	Principal Occupation Or Employment

James S. Haines, Jr.	President and Chief Executive Officer	same

Mark A. Ruelle	Executive Vice President and Chief Financial Officer	same

William B. Moore	Executive Vice President and Chief Operating Officer	same

Douglas R. Sterbenz	Senior Vice President, Generation and Marketing	same

Bruce A. Akin	Vice President, Administrative Services	same

Kelly B. Harrison	Vice President, Regulatory	same

Larry D. Irick	Vice President, General Counsel and Corporate Secretary	same

Peggy S. Loyd	Vice President, Corporate Compliance and Internal Audit	same

James J. Ludwig	Vice President, Public Affairs	same

Directors

Mollie Hale Carter	Director	Vice President of Star A, Inc.

Charles Q. Chandler, IV	Chairman of the Board	Chief Executive Officer Of INTRUST Bank, N.A. And President of INTRUST Financial Corporation

R.A. Edwards	Director	President and Chief Executive Officer of First National Bank of Hutchinson

James S. Haines, Jr.	Director	President and Chief Executive Officer of Westar Energy, Inc.

B. Anthony Isaac	Director	President of LodgeWorks, LP

Arthur B. Krause	Director	Retired

Michael F. Morrissey	Director	Retired

John C. Nettels, Jr.	Director	Partner of Stinson Morrison Hecker, LLP